

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02014058

36371

NO ACT
P.E 12-13-01
1-04928

February 8, 2002

Robert T. Lucas III
Associate General Counsel
Assistant Secretary
Duke Energy Corporation
PB05E
422 South Church Street
P.O. Box 1244
Charlotte, NC 28201-1244

Act 1934
Section
Rule 14A-8
Public Availability 2/8/2002

Re: Duke Energy Corporation
Incoming letter dated December 13, 2001

Dear Mr. Lucas:

This is in response to your letters dated December 13, 2001 and February 1, 2001 concerning the shareholder proposal submitted to Duke Energy by the Central Pension Fund of the International Union of Operating Engineers and Participating Employers. We also have received a letter from the proponent dated January 16, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 15 2002
THOMSON FINANCIAL

Sincerely,

Martin P. Dunn
Associate Director (Legal)

cc: Michael R. Fanning
Chief Executive Officer
Central Pension Fund of the International Union of Operating Engineers and Participating Employers
4115 Chesapeake Street, N.W.
Washington, DC 20016



Robert T. Lucas III
Associate General Counsel
Assistant Secretary

Duke Energy Corporation
PB05E
422 South Church Street
P.O. Box 1244
Charlotte, NC 28201-1244
(704) 382-8152 OFFICE
(704) 382-8137 FAX
rtlucas@duke-energy.com

VIA FEDERAL EXPRESS

December 13, 2001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Duke Energy Corporation 2002 Annual Shareholders' Meeting–Exclusion of Shareholder Proposal–Securities Exchange Act of 1934, Rules 14a-8(i)(3) and 14a-8(i)(6)

Ladies and Gentlemen:

I am submitting this letter on behalf of Duke Energy Corporation (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), in response to the shareholder proposal and accompanying supporting statement (the "Proposal"), which was submitted to the Company by the Central Pension Fund of the International Union of Operating Engineers (the "Proponent") for inclusion in the Company's 2002 proxy statement and form of proxy relating to the Company's Annual Meeting of Shareholders presently scheduled for April 25, 2002. The Company currently expects that it will file definitive copies of its 2002 proxy statement and form of proxy pursuant to Rule 14a-6 on or about March 18, 2002. I hereby request confirmation that the Staff of the Division of Corporation Finance will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on the interpretation of Rule 14a-8 set forth below, the Company excludes the Proposal from its 2002 proxy materials.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of the following:

(1) this letter, which represents the Company's statement of reasons for omission of the Proposal from its 2002 proxy statement and form of proxy; and

(2) the Proposal, attached as Exhibit A hereto, which was submitted by the Proponent by letter dated November 15, 2001.

The Company intends to omit the Proposal pursuant to Rules 14a-8(i)(3) and 14a-8(i)(6) under the Act and requests that the Division of Corporation Finance advise the Company whether it would recommend any enforcement action against the Company in such event.

DISCUSSION OF REASONS FOR OMISSION

I. Rule 14a-8(i)(6) – The Proposal May Be Omitted Because the Company Would Lack the Power or Authority to Implement the Proposal.

Rule 14a-8(i)(6) provides that a proposal may be excluded if "the company would lack the power or authority to implement the proposal." The Company lacks the power to implement the Proposal because the Company's Board cannot guarantee the election of "independent directors" as defined in the Proposal and cannot ensure that a committee of the Company's Board may be composed only of "independent directors" within the meaning of the Proposal.

In order to implement the policy that the Proposal requests the Company's Board to adopt, the Company's Board would need to ensure that a sufficient number of directors fulfilling the Proponent's definition of "independent director" are elected and serving at any given time such that they may appropriately serve on the nominating committee of the Company. Any such director must satisfy multiple requirements in order to be deemed "independent" within the meaning of the Proposal. Specifically, for purposes of the Proposal, "a director would not be considered independent if he or she is currently or during the past five years has been:

- Employed by the Company or an affiliate in an executive capacity;
- Employed by a firm that is one of the Company's paid advisors or consultants;
- Employed by a significant customer or supplier;
- Employed by a tax-exempt organization that receives significant contributions from the Company;
- Paid by the Company pursuant to any personal services contract with the Company;
- Serving in an executive capacity or as a director of a corporation on which the Company's chairman or chief executive officer is a board member; or
- Related to a member of management of the Company."

Because a board of directors cannot ensure or require that certain persons or categories of persons will be elected as directors, this type of proposal has typically been excluded as beyond a company's power to implement.

In its reply to each of two no-action requests submitted by the Boeing Company (February 13, 2001 and March 6, 2000), the Staff held that the shareholder proposals at issue, which in the first case recommended that key board committees transition to and then maintain directors meeting certain criteria of independence and in the second case recommended that directors on key board committees meet specified criteria of independence, could be omitted from Boeing's proxy materials under Rule 14a8(i)(6). The Staff stated in holding the proposals to be excludable: "[i]n our view, it does not appear to be within the board's power to ensure the election of individuals as director who meet the specified criteria." The Staff also found shareholder proposals to be excludable in Mattel, Inc. (March 21, 2001) (proposal recommending a by-law requiring that all directors on key board committees meet certain criteria held excludable as "beyond the power of the board of directors to implement"), Marriott International, Inc. (February 26, 2001) (proposal requesting that Marriott's board take the necessary steps to ensure that its nominating and corporate governance committee is composed entirely of independent directors held excludable under Rule 14a-8(i)(6) as "beyond the power of the board of directors to implement") and AT&T Corp. (February 13, 2001) (proposal recommending that key board committees transition to and then maintain directors meeting certain criteria of independence held excludable under Rule 14a-8(i)(6) as beyond the power of the board to implement). *See also* PG&E Corporation (January 22, 2001). Consistent with this line of precedents, the Staff found a proposal not to be excludable under Rule 14a-8(i)(6) in General Motors Corporation (March 22, 2001) where the company had already transitioned some years before to key committees staffed exclusively by independent directors. Given the changes already made at the company, the proposal in effect merely requested replacement of the relevant corporate governance guideline by a by-law and a changeover to a different definition of independence. That proposal also contained more flexible language regarding a "transition to independent directors for each key board committee seat as opens [sic] occur" as against the more rigid and irreversible formulation in the Proposal involving "a transition to a Nominating Committee composed entirely of independent directors as Nominating Committee openings occur."

Whether or not a company has many or few board members that satisfy the specified criteria for independence has not affected the Staff's interpretation. In Bank of America Corporation (February 20, 2001), for example, the proponent of the proposal submitted that 12 of 18 directors on Bank of America's board satisfied the proposal's definition of independence. The Staff nonetheless held that the proposal, which requested that the board take the necessary steps to ensure that the company's compensation committee be composed entirely of independent directors, was excludable because it was beyond the power of the board to implement.

The Proposal is substantially identical in its essentials to those cited above, asking the Company's Board to provide that the Company's "Nominating Committee" will be composed entirely of independent directors, and is substantially identical in the issue it raises regarding implementation. In order to implement the policy requested in the Proposal, the Board would have to ensure or require that directors who satisfy the criteria set forth in the Proposal be elected to the Company's Board. This is a matter which is beyond the power or authority of the Company's Board to implement and under North Carolina law is within the power of the Company's shareholders. Pursuant to Section 55-7-28 of the North Carolina Business Corporation Act and the Company's by-laws, the Company's directors are elected by the Company's shareholders. Because the

Board does not control who is elected as a director, it is not within the power of the Company's Board to guarantee or ensure the election of any particular person or type of person as a director, much less to require or ensure that a sufficient number of persons meeting certain specified criteria remain in service as directors in order, at any given moment, to fill a Nominating Committee with "independent directors" as defined in the Proposal.

The Company lacks the power to implement the Proposal, as noted above. Accordingly, the Company respectfully submits that the Proposal may be excluded from the Company's 2002 proxy materials pursuant to Rule 14a-8(i)(6) on this basis.

II. Rule 14a-8(i)(3) – The Proposal May Be Omitted Because It Contains Statements That Are False or Misleading.

Rule 14a-8(i)(3) provides that a registrant may omit a proposal and any statement in support thereof from its proxy statement and form of proxy if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary to make the statements therein not false or misleading."

The Proposal contains a number of such false or misleading statements which are enumerated below:

(1). . . "that the Company's Board of Directors adopt an Independent Board Nominating Committee Policy that provides for a transition to a Nominating Committee composed entirely of independent directors as Nominating Committee openings occur."

The committees of the Company's Board of Directors do not include a Nominating Committee. Instead, nominees for the Company's Board of Directors are considered by the Company's Corporate Governance Committee, which also has a number of other functions.

The other functions of the Corporate Governance Committee are summarized in the Company's 2001 Proxy Statement. Specifically, the Corporate Governance Committee considers matters related to corporate governance and formulates and periodically revises principles for board governance. It recommends to the Company's Board the size and composition of the Board of Directors within the limits set by the Company's articles of incorporation and by-laws. It also recommends potential successors to the office of Chief Executive Officer.

The Proposal acknowledges in its penultimate paragraph that the Company's Corporate Governance Committee oversees the director nominee process. The Proposal, however, nonetheless speaks in terms of a "Nominating Committee" and requests that the Company's Board "adopt an Independent Board Nominating Committee Policy" that provides for "a transition to a Nominating Committee composed entirely of independent directors as Nominating Committee openings occur."

This disconnect is not merely an inconsistency of language or terminology. Instead, it raises clear uncertainties regarding the substance of the Proposal upon which the Company's shareholders are to vote and how the Board is to implement the Proposal if adopted. Specifically, it is unclear whether the Proposal contemplates restructuring the Corporate Governance Committee so that an actual transition to a Nominating Committee, charged only with the task of nominating directors, is to occur, with another committee becoming responsible for the Corporate Governance Committee's other functions, or whether the Proposal is to be construed as equating the Corporate Governance Committee with the Nominating Committee that is mentioned in the Proposal, such that implementing the Proposal would entail guaranteeing that the Corporate Governance Committee be perpetually comprised of "independent directors." In the latter case, it is important to note that only directors satisfying the Proposal's definition of independence would then qualify to perform the additional functions (other than the function of nominating directors) of the Corporate Governance Committee, a consequence upon which the Company's shareholders would be voting but regarding which they would be unaware.

The Company's shareholders, in voting for or against the Proposal, and the Company's Board, in implementing the Proposal, if adopted, have a right and a need to know which of these alternatives applies.

(2) "The definition of 'independent' director . . . will ensure that those members of our Company's Nominating Committee will be totally independent of management and best able to undertake their responsibilities in developing an independent Board . . ."

The Proponent asserts that the definition of independent director in the Proposal will "ensure" a Nominating Committee that is "totally independent" of management. This statement is speculative opinion and is not based in fact. There are no grounds for asserting that the criteria that are set forth in the Proposal can "ensure" independence, nor that such independence will be total.

Indeed, there has been disagreement regarding which of numerous definitions of independence works in defining when a director is "independent." The Council of Institutional Investors ("CII"), for example, has noted on its website: "Independent directors do not invariably share a single set of qualities that are not shared by non-independent directors. Consequently no clear rule can unerringly describe and distinguish independent directors." In keeping with this reality, different organizations (e.g., CII, California Public Employees' Retirement System ("CALpers"), Teachers Insurance and Annuity Association—College Retirement Fund, AFL-CIO, Nasdaq,

AMEX) have forwarded different definitions. Some definitions, for example, define independence in terms of the absence of particular kinds of relationships *per se* with a company, while others focus on the absence of certain ties that could interfere with the director's loyalty to shareholders. The various definitions may also exclude directors from being independent directors if they have engaged in certain relationships with a company within a specified time frame. That time frame varies, however, from definition to definition (e.g., CII has a two-year time frame, Nasdaq and AMEX have a three-year time frame, while CALpers has a five-year time frame). Given these differences, the assertion in the Proposal that its definition will ensure total independence must be regarded as false and misleading.

The Proposal additionally asserts that the definition of independent director will ensure that the members of the Company's Nominating Committee will be best able to undertake "their responsibilities" in developing an independent Board. Neither the Corporate Governance Committee nor the directors who serve on it have any responsibility, whether under the Corporate Governance Committee's charter or by resolution of the Board, to develop an independent Board within the meaning of the Proposal. In effect, the Proposal contains, but does not present to shareholders for their approval or disapproval, a more far-reaching goal, which is to establish a Board of Directors that satisfies the Proposal's definition of independence. To imply that undertaking this goal is a "responsibility" of a committee of the Company's Board is false and misleading.

Since the Proposal is false and misleading with respect to the changes it advocates in committee structure—changes upon which the Company's shareholders would be voting and which the Company's Board would be charged to implement if the Proposal is adopted— and is also false and misleading with respect to the Proposal's definition of independent director and the duties with which the Corporate Governance Committee is charged, the Company respectfully submits that the Proposal is false and misleading, contrary to Rule 14a-9, and believes it may be properly omitted from the Company's 2002 proxy materials pursuant to Rule 14a-8(i)(3).

Recently, the Staff indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the staff may find it appropriate to grant relief without providing the proponent a chance to make revisions to the proposal and supporting statement. See Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). We urge the Staff to provide such relief here.

We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Company omits the Proposal from its proxy statement for its 2002 Annual Meeting of Shareholders for the reasons specified above. As required by Rule 14a-8(j), a copy of this letter, including the attached exhibit, is being mailed to the Proponent simultaneously with the sending of this letter to the Commission.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed self-addressed, stamped envelope. To meet the Company's projected preliminary proxy filing deadline and proxy printing schedule, I would appreciate receipt of the Staff's response on or before January 18, 2002.

Should you disagree with the conclusion in this letter, I respectfully request the opportunity to confer with you prior to the issuance of the Staff's response.

Please do not hesitate to call me at 704-383-8152 if you have any questions with respect to this matter.

Very truly yours,



Robert T. Lucas III

Enclosures

cc: Central Pension Fund of the IUOE
4115 Chesapeake Street, N.W.
Washington, D.C. 20016
Attn: Mr. Michael R. Fanning
Chief Executive Officer

Duke Energy Corporation
526 South Church Street
Charlotte, NC 28202

610302.5
nominating

EXHIBIT A

RESOLVED, that the shareholders of Duke Energy Corporation ("Company") hereby request that the Company's Board of Directors adopt an Independent Board Nominating Committee Policy that provides for a transition to a Nominating Committee composed entirely of independent directors as Nominating Committee openings occur. For purposes of this resolution, a director would not be considered independent if he or she is currently or during the past five years has been:

- Employed by the company or an affiliate in an executive capacity;
- Employed by a firm that is one of the Company's paid advisors or consultants;
- Employed by a significant customer or supplier;
- Employed by a tax-exempt organization that receives significant contributions from the Company;
- Paid by the Company pursuant to any personal services contract with the company;
- Serving in an executive capacity or as a director of a corporation on which the Company's chairman or chief executive officer is a board member; or
- Related to a member of management of the company

SUPPORTING STATEMENT

A board of director's nominating committee is charged with the role of selecting candidates for the corporation's board. The board of director's fulfills the vital function of hiring, monitoring, compensating, and when necessary, replacing senior management. It participates with and oversees management as it first develops and then executes the corporation's strategic plans.

The nominating committee performs the important task of seeking out, interviewing and ultimately recommending new board nominees that will stand for election by the shareholders. The board nominating committee should be composed entirely of directors independent of management who can take the necessary actions to seek, nominate, and present new director candidates to the shareholders. The definition of "independent" director advanced in the resolution will ensure that those members of our Company's Nominating Committee will be totally independent of management and best able to undertake their responsibilities in developing an independent Board focused on the Company's long-term success.

Implementation of this resolution would strengthen the process by which director nominees are selected at our Company. At present, our Company's Corporate Governance Committee oversees the director nominee process. This committee includes Mr. Richard B. Priory, Chairman of the Board, President and CEO, who does not meet the definition of independence included in this proposal.

As long-term shareholder, we urge your support of this important corporate governance reform that we believe will contribute to the Company's long-term success.



CENTRAL PENSION FUND OF THE INTERNATIONAL UNION OF OPERATING ENGINEERS AND PARTICIPATING EMPLOYERS
4115 CHESAPEAKE STREET, NW, WASHINGTON, D.C. 20016-4665
202-362-1000 | FAX 202-364-2913 | WWW.CPFIUOE.ORG

January 16, 2002

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20549

Rules 14a-8(i)(6) and 14a-8(i)(3)

Re: Duke Energy Corporation Shareholder Proposal (Central Pension Fund of the International Union of Operating Engineers and Participating Employers)

Dear Ladies and Gentlemen:

The undersigned is the Chief Executive Officer of the Central Pension Fund of the International Union of Operating Engineers and Participating Employers (Central Pension Fund). The Central Pension Fund is the beneficial shareholder of approximately 111,000 shares of stock in Duke Energy Corporation (hereafter the Registrant) and the sponsor of a shareholder proposal for consideration at the Registrant's next annual shareholders meeting, presently scheduled for April 25, 2002. We are in receipt of a copy of the Registrant's December 13, 2001 correspondence to your office, in which the Registrant has requested that you concur in their determination that the Central Pension Fund's proposal may be excluded from the 2002 proxy materials, pursuant to the provisions of Rules 14a-8(i)(6) and 14a-8(i)(3). For the reasons set forth below, we respectfully disagree with the Registrant's conclusions and request that the Commission not concur in the Registrant's decision to omit the Central Pension Fund's proposal from its 2002 proxy materials. We are enclosing six copies of this Opposition Statement pursuant to Rule 14a-8(d) and are also serving a copy on the Registrant's counsel via fax.

Registrant does not lack the power or authority to implement the Central Pension Fund's proposal, so it may not be excluded under Rule 14a-8(i)(6).

Registrant argues that the proposal impermissibly seeks to require specific criteria be met by directors who serve on a Nominating Committee, and that it lacks the power or authority to implement the proposal because Registrant "...cannot guarantee the election of "independent directors" as defined in Proposal and cannot ensure that a committee of the Company's Board may be composed only of "independent directors" within the meaning of the proposal."

Registrant cites numerous cases in support of this proposition, claiming that our proposal is **"substantially identical"** to proposals that the Staff, in a long line of no-action letters, has permitted companies to exclude." (emphasis added)[1] The cases cited by the Registrant in support of its argument are generally distinguishable.

With one minor exception to be addressed shortly, these cases all discuss shareholder proposals requiring the companies to maintain independent boards of directors. Our proposal requests that Registrant's board adopt a policy that provides for a transition to an independent committee.

Registrant's board clearly has authority to establish such a policy. Unlike the cases cited by the Registrant, our proposal asks that the Board use its power to establish a policy that will create a process for creating a transition to the goal--an independent committee. All the proposals cited by the Registrant - in contrast - sought Registrant to ensure their key committees were independent.

Once case cited by the Registrant did address the situation in which the shareholder proposal sought adoption of a policy. That case was Marriott and it involved one of three shareholder proposals concerning director independence. That proposal provided as follows:

> RESOLVED, that the shareholders of Marriott International, Inc. ("Company") hereby request that the Company's Board of Directors adopt a policy ***requiring*** that at least two-thirds of the members of the Board be "independent" directors. (emphasis added)

In contrast our proposal to the Registrant:

> RESOLVED, that the shareholders of Duke Energy Corporation ("Company") hereby request that the Company's Board of Directors adopt an Independent Board Nominating Committee Policy that provides for a

---

[1] We emphasize the Registrant's wordplay that the proposals are "substantially identical" to comment on the irony that the Registrant's entire argument relies on the highly technical, legalistic argument that the board of directors has no power over whom shareholders elect to the board. In practice the board nominates nominees to the Board, shareholders rarely, if ever, suggest nominees and when they do, the Registrant will review them without nominating them, and then the nominees run unopposed for the Board. Of course, these management-sponsored nominees then get elected to the Board.

> transition to a Nominating Committee composed entirely of independent directors as Nominating Committee openings occur.

Before we distinguish the proposals, we note that in Marriott the Registrant did not distinguish between the two shareholder proposals requesting the Registrant to ensure all independent directors on two of its key committees and the proposal requesting it adopt a policy requiring two-thirds of its board be independent. We respectfully submit that the Staff may simply have overlooked this distinction and thus Marriott may not even stand for the proposition for which it is cited.

Nevertheless, the case is easily distinguished. The proposal in Marriott sought a policy that *required* at least two-thirds of the Board be independent. Marriott argued, and the Staff agreed, that it lacked the power to ensure that objective was met, for shareholders might not elect sufficient independent directors. Unlike our proposal, the proposal did not provide for any transition to this level of independence. Further, the wording of our proposal implicitly acknowledges that an entirely independent committee is a goal, which may or not be achieved. Consider the type of policy the Registrant's board has the power to adopt which would comply with our proposal. For instance, Registrant's board of directors could establish the following policy:

> Duke's Board of Directors will implement a transitional plan with the goal of achieving a Nominating Committee composed of independent directors so long as Duke's shareholders have elected an adequate number of directors qualifying as independent and Duke's Board believes these individuals are well qualified to serve as members of the Nominating Committee. In furtherance of this policy, Duke's Nominating Committee will make a concerted effort to nominate a sufficient number of nominees that qualify as independent to ensure an adequate pool of independent directors be available to serve on the Board. At the same time, Duke's Board and Nominating Committee acknowledge that shareholders also have the right to suggest nominees to the Board and in its consideration of those individuals it will give consideration to their independence. Further, Duke's Board acknowledges that shareholders may not elect its nominees, in which case it may be unable to ensure sufficient independent directors are available to serve on the Nominating Committee.

We hasten to add that we are not suggesting Registrant adopt this policy versus some other of its choosing. Rather, the above-policy simply demonstrates that Registrant's board does readily have the power to implement the proposal.

Furthermore, the language of our proposal was modeled after the language specifically endorsed by the SEC Division of Corporate Finance in its Staff Legal Bulletin No. 14 concerning Shareholder Proposals. In this bulletin the Staff noted that differing language in proposals may result in different responses from the Staff to no-action requests. In the case of PG&E Corporation, the proposal read as follows:

> Adopt a bylaw that independent directors are appointed for all future openings on the audit, compensation and nominating committees.

In the case of General Motors Corporation the proposal stated:

> Adopt a bylaw requiring a *transition to* independent directors for each seat on the audit, compensation and nominating committees as openings occur.

We note that the emphasis on "transition to" was provided by the SEC staff. In framing our proposal, we believed we had found a safe harbor by relying on the language of our proposal requesting a transition to an independent nominating committee.

Most important, we believe that the shareholder proposal process should not become a contest to determine whether corporations and their counsel, on one side, or shareholders, on the other, are most adept at advancing legalistic, technical arguments. We concede shareholders would lose such a contest. However, the shareholder proposal process is properly a means for shareholders to advance legitimate issues of vital concern to corporations and their shareholders. Over the years, dozens of shareholder proposals addressing board independence have been included in proxy statements and have had positive effects. As discussed below, the SEC has long recognized that the independence of directors is an issue of vital importance.

It is well established that companies can be required to maintain board committees comprised of independent directors. For example, the New York Stock Exchange, the National Association of Securities Dealers, and the American Stock Exchange all recently revised their rules to require that listed companies maintain an audit committee comprised of three independent directors. The SEC approved these rule changes. See Final Rule: Audit Committee Disclosure, Securities and Exchange Commission, 17 CFR Parts 210, 228, 229 and 240 [Release No. 34-42266; File No. S7-22-99], effective date January 31, 2000, at notes 17, 27. In this Release the SEC stated in pertinent part:

> As early as 1940, the Commission encouraged the use of audit committees composed of independent directors. As the Commission staff

> stated in a report to Congress in 1978, "[i]f the [audit] committee has members with vested interests related to those of management, the audit committee probably cannot function effectively. In some instances this may be worse than having no audit committee at all by creating the appearance of an effective body while lacking the substance."[63] Further, as the Blue Ribbon Committee noted, "...common sense dictates that a director without any financial, family, or other material personal ties to management is more likely to be able to evaluate objectively the propriety of management's accounting, internal control and reporting practices."[64]
>
> As noted in the Proposing Release, because of the importance of having an audit committee that is comprised of independent directors,[65] we believe that shareholders should know about the independence of the members. We believe that the new disclosures will accomplish that goal....
>
> In addition, companies, including small business issuers, whose securities are listed on the NYSE or AMEX or quoted on NASDAQ, must disclose whether the audit committee members are independent, as defined in the applicable listing standards.[66]

In light of the foregoing, one must ask why the Registrant could not implement the policy sought via the shareholder proposal pertaining to a Nominating Committee, when the NYSE requires such independence on the part of its Audit Committee?

The Central Pension Fund's supporting statements do not contain false or misleading statements, within the meaning of Rule 14a-(i)(3).

The Registrant further contends that the Central Pension Fund's supporting statement should be considered false and misleading, largely based upon Registrant's contention that the definition of independent in the proposal is vague and indefinite. The Registrant further argues that its Board of Directors does not have a Nominating Committee, but rather a Corporate Governance Committee. According to the Registrant, the Corporate Governance Committee selects nominees and performs other functions and it is unclear whether the Central Pension Fund's proposal would seek to restructure this Committee. The Central Pension Fund would respectfully submit that both arguments on the part of Registrant are totally lacking in merit.

The Central Pension Fund's proposal clearly sets forth specific criteria for determining independence. The fact that varying institutions as discussed in Registrant's no action request letter, have reached different definitions of independence does not change this fact. Clearly, the Central Pension Fund has made its judgement as to what criteria could be used to determine independence and it is these criteria which we seek to have adopted as a matter of policy.

As to Registrant's objection to our argument that the definition of independent director, as set forth in the Proposal will "ensure" that members of a Nominating Committee will be best able to undertake "their responsibilities", we have no objection to reframing our supporting statement to reflect that it is our opinion and belief.

As to the Registrant's argument predicated upon the fact the Board of Directors presently does not have a Nominating Committee but rather a Corporate Governance Committee, we believe our proposal is once again clear and unambiguous. We are seeking establishment of a policy which would require the establishment of a Nominating Committee and furthermore, provide for an orderly transition to that Nominating Committee, such that it would be composed entirely of independent directors, as otherwise defined in the proposal. We find nothing ambiguous about our proposal in this regard. Clearly, the shareholder proposal and supporting statement reflects our judgment, that the current Corporate Governance Committee does not adequately perform the function of a Nominating Committee, since it is not currently comprised of independent directors, as defined in our proposal, nor is there any policy in effect to change this fact.

Conclusion

For the reason set forth above, the Central Pension Fund respectfully requests that the Commission not concur in the Registrant's decision to omit the Central Pension Fund's proposal from its 2002 proxy materials. The importance of having independent directors on key committees has long been recognized by the SEC. Moreover, recent events such as those at Enron Corporation serve as reminders of the need for such independence, in order to protect the interests of shareholders and employees alike.

Sincerely,



Michael R. Fanning
Chief Executive Officer

MRF/ng

Enclosures
cc: Robert T. Lucas, III
Associate General Counsel
Duke Energy Corporation
526 South Church St.
Charlotte, NC 28202



Robert T. Lucas III
Associate General Counsel
Assistant Secretary

Duke Energy Corporation
PB05E
422 South Church Street
P.O. Box 1244
Charlotte, NC 28201-1244
(704) 382-8152 OFFICE
(704) 382-8137 FAX
rtlucas@duke-energy.com

VIA FEDERAL EXPRESS

February 1, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Duke Energy Corporation 2002 Annual Shareholders' Meeting–Exclusion of Shareholder Proposal–Securities Exchange Act of 1934, Rules, 14a-8(i)(3) and 14a-8(i)(6)

Ladies and Gentlemen:

On behalf of Duke Energy Corporation, a North Carolina corporation (the "Company"), I am submitting this letter in response to the letter dated January 16, 2002 of Central Pension Fund of the International Union of Operating Engineers and Participating Employers (the "Proponent") responding to the Company's letter dated December 13, 2001, which was submitted to the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, requesting that the Staff of the Division of Corporation Finance (the "Staff") not recommend any enforcement action against the Company if the Company omits from its 2002 proxy materials the shareholder proposal and accompanying supporting statement (the "Proposal") submitted by the Proponent. The Proposal requests that the Company's Board of Directors adopt a policy that provides for a transition to a Nominating Committee composed entirely of independent directors as Nominating Committee openings occur.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter, which has the Company's letter of December 13, 2001, the Proponent's letter of January 16, 2002 and the Proposal attached as Exhibits A, B and C. A copy of this letter, with exhibits, is also being sent to the Proponent.

The Company disagrees with the statements made in the Proponent's letter of January 16, 2002 for the reasons set forth below and respectfully requests that the Staff concur that the Company's may exclude the Proposal from its 2002 proxy materials.

DISCUSSION OF REASONS FOR OMISSION

I. Rule 14a-8(i)(6)—The Proposal May be Omitted Because the Company Would Lack the Power or Authority to Implement the Proposal.

The Company submitted in its December 13, 2001 letter that the Proposal is properly excludable under Rule 14a-8(i)(6). Specifically, the Company argued that the Company lacks the power to implement the Proposal because the Company's Board cannot guarantee the election of "independent directors" as defined in the Proposal and cannot ensure that a committee of the Company's Board may be composed only of "independent directors" within the meaning of the Proposal. The Company, among other things, cited various no-action letters in support of this proposition.

The Proponent argues in its January 16 letter that the Proposal is generally distinguishable from the proposals in the no-action letters that are cited in the Company's December 13, 2001 letter. Specifically, the Proponent asserts that:

> "With one minor exception to be addressed shortly these cases all discuss shareholder proposals requiring the companies to maintain independent boards of directors. Our proposal requests that Registrant's board adopt a policy that provides for a transition to an independent committee."

The Company respectfully submits that the above statement is totally incorrect. None of the no-action letters cited in the Company's December 13, 2001 letter relate to proposals that "require" the companies in question to maintain independent boards of directors. The words of the proposals cited in various of those letters demonstrate this point: Boeing Company (February 13, 2001) "Resolved . . . Boeing shareholders recommend . . . "; AT&T Corp. (February 13, 2001) "RESOLVED . . . AT&T shareholders recommend . . ."; PG&E Corporation (January 22, 2001) "PG&E shareholders recommend . . ."; Marriott International, Inc. (February 26, 2001) "RESOLVED, that the shareholders of Marriott International, Inc. ("Company") hereby request . . ." (emphases added). The language in the foregoing proposals is precatory, as is the case in the Proposal. Accordingly, the Proposal contains no distinguishing feature on this basis.

The Proponent also asserts that requesting that the Board adopt a "policy" is a distinguishing feature of the Proposal. The Company respectfully submits that "requesting that the Board adopt a policy that provides for a transition . . . " is not substantively different from "requesting that the Board provide for a transition . . .". The same resolutions would be adopted by the Company's Board in either case, if the proposal were to be implemented. The only discernible difference would likely be that in the former case those resolutions would be labelled "Independent Nominating Committee Policy" in the Company's minute book. Adding a reference to adopting a "policy" in the

Proposal is, in the Company's view, mere "wordplay" (to use a term the Proponent inappropriately applies in its letter of January 16, 2002 to certain of the assertions of the Company).

The Company also notes with respect to "policy" that the proposal to Marriott International Inc. (February 26, 2001) that is cited in the Company's December 13, 2001 letter is, as the description provided in the Company's letter makes clear, not the proposal to Marriott International which the Proponent attempts to distinguish in its January 16, 2002 letter. The Proponent's discussion, however, is nonetheless instructive since the Marriott International proposal which the Proponent discusses requests the adoption of a "policy" regarding the independence of a specified portion of the directors on Marriott International's board. The Staff found that proposal to be excludable.

The Proponent also argues in its January 16, 2002 letter that the Proposal is distinguishable from the no-action letters cited by the Company because it requests a "transition to" an independent committee. This assertion is clearly inaccurate as the following excerpts from cited no-action letters demonstrate:

> "Resolved . . . Boeing shareholders recommend that the key board committees transition to independent directors for each committee seat and then maintain independent directors for each seat on these key committees. Transition to independent directors to take place as soon as possible as each opening occurs." Boeing Company (February 13, 2001)

> "RESOLVED: INDEPENDENT DIRECTORS. AT&T shareholders recommend that the key board committees transition to independent directors for each committee seat. Then maintain independent directors for each seat on these key committees. Transition to independent directors is to take place as soon as possible as each opening occurs." AT&T Corp. (February 13, 2001)

Indeed, the foregoing two proposals are particularly relevant to the Company's argument because of their strong similarities to the Proposal. The Staff found both proposals to be excludable under Rule 14a-8(i)(6).

The Company also submits that providing for "a transition to an independent Nominating Committee composed entirely of independent directors as Nominating Committee openings occur" raises the same issues that are raised by proposals requesting that an independent Nominating Committee be established and maintained. "Independent" directors (as defined in the Proposal) would need to be available and ready to serve on the Nominating Committee when any openings arise. When the Committee consists entirely of "independent" directors, that composition would be required to be "maintained," whether the Proposal says so expressly or not, because only independent directors would be appropriate to fill new openings. Since the Board cannot ensure the election of individuals as directors who meet the specified criteria, the Company submits that the Proposal thus is properly excludable "as beyond the power of the Company's Board of Directors to implement." The introduction of "transition" language and the absence of express "maintaining" language in the Proposal do not alter this reality.

The Proponent notes in its January 16, 2002 letter that it believed it "had found a safe harbor by relying on the language of our proposal requesting a transition to an independent nominating committee," specifically citing the proposal submitted by General Motors Corporation, which contained "transition" language and which the Staff found not to be excludable from General Motor's proxy materials (General Motors Corporation (March 22, 2001)). The Proponent also notes that the Proposal was modeled after language "specifically endorsed by the SEC Division of Corporate Finance" in Staff Legal Bulletin No. 14 (July 13, 2001), which language is presumably the language contained in the proposal submitted to General Motors.

As the Company stated in its letter of December 13, 2001, the Company believes that the Staff's no-action response to General Motors Corporation (March 22, 2001) is consistent with its determinations in prior no-action responses in which proposals were found to be excludable under Rule 14a-8(i)(6). Specifically, the proposal to General Motors sought a transition to independent directors for key board committees as openings occur, but at that time General Motors had already transitioned to independent key committees pursuant to its corporate governance guidelines. As the Company noted in its December 13, 2001 letter: "Given the changes already made at [General Motors], the proposal in effect merely requested replacement of the relevant corporate governance guideline by a by-law and a changeover to a different definition of independence." In effect, the General Motors proposal did not raise the Section 14a-8(i)(6) issue that is the basis upon which the proposals cited as precedents in the Company's letter were found to be excludable. Since the requested transition had already occurred at General Motors, the facts and circumstances in that case differ from the facts and circumstances in the case at hand, and the Company believes that the line of precedents supporting exclusion should apply in this case.

The Company wishes to note that the Proponent in its January 16, 2002 letter advances a substantively different proposal to the Commission under the guise of providing an example of the "type of policy" that the Proponent asserts "would comply" with the Proposal. The Proponent's example is found on page 3 of its January 16, 2002 letter. The Company reiterates for purposes of comparison that the policy requested in the Proposal " provides for a transition to a Nominating Committee composed entirely of independent directors as Nominating Committee openings occur", and that the Proponent's example in its January 16, 2002 letter is inconsistent with it. The Company particularly notes that the example in effect clearly changes the meaning of the Proposal such that "policy" becomes "a transitional plan with a goal" and that the "goal" is "achieving a Nominating Committee composed of independent directors so long as Duke's shareholders have elected an adequate number of directors qualifying as independent and Duke's Board believes these individuals are well qualified to serve as members of the Nominating Committee" (emphasis added). The Proposal does not provide for such a condition. Indeed, the Proponent's example acknowledges the validity of the Company's 14a-8)(i)(6) argument by including this and other language that the Proposal does not contain and that is inconsistent with the Proposal, which is the following: "Duke's Board acknowledges that shareholders may not elect its nominees, in which case it may be unable to ensure sufficient independent directors are available to serve on the Nominating Committee" (emphasis added).

The Company submits that the latter language effectively constitutes a patent admission by the Proponent that the argument upon which the Company's 14a-8(i)(6) request is based is valid: namely, that the Company cannot guarantee the election of "independent directors" as defined in Proposal and cannot ensure that a committee of the Company's Board may be composed only of "independent directors" within the meaning of the Proposal.

II. Rule 14a-8(i)(3) – The Proposal May Be Omitted Because It Contains Statements That Are False or Misleading.

The Company submitted in its December 13, 2001 letter that the Proposal was excludable under Rule 14a-8(i)(3) because, among other things, it requested a transition to a "Nominating Committee composed entirely of independent directors as Nominating Committee openings occur" when the Company has no Nominating Committee. The Company noted in its letter that it presently has a Corporate Governance Committee that has responsibilities substantially greater than the functions of a nominating committee, and that no Nominating Committee presently exists. Given this circumstance, the Company noted that the Proposal was unclear as to whether the Corporate Governance Committee, with all of its present responsibilities, or a new Nominating Committee, essentially spun off from the Corporate Governance Committee, was to "transition to independence." The Company stated that this inconsistency renders the Proposal unclear as to what the shareholders would be voting on and as to what the Board of Directors would be considering if the Proposal were to be implemented. Since the composition of the Board's committee structure is additionally at issue, this ambiguity also has clear organizational consequences for the Company.

The Company submits that the Proponent's letter of January 16, 2002 does not dispel the ambiguity contained in the Proposal; rather it adds to it. The Proponent's letter states that the Proponent seeks the adoption of a policy "which would require the establishment of a Nominating Committee and furthermore, provide for an orderly transition to that Nominating Committee, such that it would be composed entirely of independent directors" (emphasis added). On the one hand, the Proponent asserts that its policy is to have a Nominating Committee established. Providing for an "orderly transition", however, would be irrelevant in such a case since the Nominating Committee would be "new-born." On the other hand, the Proponent seeks an "orderly transition" to an "independent" Nominating Committee by filling openings as they arise. Since a transition "to" implies a transition "from", this statement implies implementing changes in an existing committee rather than establishing a new one. Despite the Proponent's protestations that the Proposal is "clear and unambiguous", this formulation, like the Proposal, is not "clear and unambiguous." Rather, the Proponent's January 16, 2002 letter augments the existing ambiguity, leaving it unclear to shareholders what committee's membership they are being asked to affect and unclear to the Board of Directors as to what changes in committee structure it would be requested to implement. The Company believes that the Proposal is excludable under Rule 14a-8(i)(3) on this basis.

We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action if the Company omits the Proposal from its proxy materials for its 2002 Annual Meeting of Shareholders for the reasons specified in the Company's December 13, 2001 letter and herein.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed self-addressed, stamped envelope.

Should you disagree with our conclusions or have any questions regarding this letter, we respectfully request the opportunity to confer with you prior to the issuance of the Staff's response. Please do not hesitate to call the undersigned at (704) 382-8152 in such event.

Very truly yours,



Robert T. Lucas III

Enclosures

cc: Central Pension Fund of the IUOE
4115 Chesapeake Street, N.W.
Washington, D.C. 20016
Attn: Mr. Michael R. Fanning
Chief Executive Officer



Exhibit A

Duke Energy Corporation
PB05E
422 South Church Street
P.O. Box 1244
Charlotte, NC 28201-1244
(704) 382-8152 OFFICE
(704) 382-8137 FAX
rtlucas@duke-energy.com

Robert T. Lucas III
Associate General Counsel
Assistant Secretary

VIA FEDERAL EXPRESS

December 13, 2001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Duke Energy Corporation 2002 Annual Shareholders' Meeting–Exclusion of Shareholder Proposal–Securities Exchange Act of 1934, Rules 14a-8(i)(3) and 14a-8(i)(6)

Ladies and Gentlemen:

I am submitting this letter on behalf of Duke Energy Corporation (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), in response to the shareholder proposal and accompanying supporting statement (the "Proposal"), which was submitted to the Company by the Central Pension Fund of the International Union of Operating Engineers (the "Proponent") for inclusion in the Company's 2002 proxy statement and form of proxy relating to the Company's Annual Meeting of Shareholders presently scheduled for April 25, 2002. The Company currently expects that it will file definitive copies of its 2002 proxy statement and form of proxy pursuant to Rule 14a-6 on or about March 18, 2002. I hereby request confirmation that the Staff of the Division of Corporation Finance will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on the interpretation of Rule 14a-8 set forth below, the Company excludes the Proposal from its 2002 proxy materials.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of the following:

(1) this letter, which represents the Company's statement of reasons for omission of the Proposal from its 2002 proxy statement and form of proxy; and

(2) the Proposal, attached as Exhibit A hereto, which was submitted by the Proponent by letter dated November 15, 2001.

The Company intends to omit the Proposal pursuant to Rules 14a-8(i)(3) and 14a-8(i)(6) under the Act and requests that the Division of Corporation Finance advise the Company whether it would recommend any enforcement action against the Company in such event.

DISCUSSION OF REASONS FOR OMISSION

I. Rule 14a-8(i)(6) – The Proposal May Be Omitted Because the Company Would Lack the Power or Authority to Implement the Proposal.

Rule 14a-8(i)(6) provides that a proposal may be excluded if "the company would lack the power or authority to implement the proposal." The Company lacks the power to implement the Proposal because the Company's Board cannot guarantee the election of "independent directors" as defined in the Proposal and cannot ensure that a committee of the Company's Board may be composed only of "independent directors" within the meaning of the Proposal.

In order to implement the policy that the Proposal requests the Company's Board to adopt, the Company's Board would need to ensure that a sufficient number of directors fulfilling the Proponent's definition of "independent director" are elected and

610302.5
nominating

serving at any given time such that they may appropriately serve on the nominating committee of the Company. Any such director must satisfy multiple requirements in order to be deemed "independent" within the meaning of the Proposal. Specifically, for purposes of the Proposal, "a director would not be considered independent if he or she is currently or during the past five years has been:

- Employed by the Company or an affiliate in an executive capacity;
- Employed by a firm that is one of the Company's paid advisors or consultants;
- Employed by a significant customer or supplier;
- Employed by a tax-exempt organization that receives significant contributions from the Company;
- Paid by the Company pursuant to any personal services contract with the Company;
- Serving in an executive capacity or as a director of a corporation on which the Company's chairman or chief executive officer is a board member; or
- Related to a member of management of the Company."

Because a board of directors cannot ensure or require that certain persons or categories of persons will be elected as directors, this type of proposal has typically been excluded as beyond a company's power to implement.

In its reply to each of two no-action requests submitted by the Boeing Company (February 13, 2001 and March 6, 2000), the Staff held that the shareholder proposals at issue, which in the first case recommended that key board committees transition to and then maintain directors meeting certain criteria of independence and in the second case recommended that directors on key board committees meet specified criteria of independence, could be omitted from Boeing's proxy materials under Rule 14a8(i)(6). The Staff stated in holding the proposals to be excludable: "[i]n our view, it does not appear to be within the board's power to ensure the election of individuals as director who meet the specified criteria." The Staff also found shareholder proposals to be excludable in Mattel, Inc. (March 21, 2001) (proposal recommending a by-law requiring that all directors on key board committees meet certain criteria held excludable as "beyond the power of the board of directors to implement"), Marriott International, Inc. (February 26, 2001) (proposal requesting that Marriott's board take the necessary steps to ensure that its nominating and corporate governance committee is composed entirely of independent directors held excludable under Rule 14a-8(i)(6) as "beyond the power of the board of directors to implement") and AT&T Corp. (February 13, 2001) (proposal recommending that key board committees transition to and then maintain directors meeting certain criteria of independence held excludable under Rule 14a-8(i)(6) as beyond the power of the board to implement). *See also* PG&E Corporation (January 22, 2001). Consistent with this line of precedents, the Staff found a proposal not to be excludable under Rule 14a-8(i)(6) in General Motors Corporation (March 22, 2001) where the company had already transitioned some years before to key committees staffed exclusively by independent directors. Given the changes already made at the company, the proposal in effect merely requested replacement of the relevant corporate governance guideline by a by-law and a changeover to a different definition of independence. That proposal also contained more flexible language regarding a "transition to independent directors for each key board committee seat as opens [sic] occur" as against the more rigid and irreversible formulation in the Proposal involving "a transition to a Nominating Committee composed entirely of independent directors as Nominating Committee openings occur."

Whether or not a company has many or few board members that satisfy the specified criteria for independence has not affected the Staff's interpretation. In Bank of America Corporation (February 20, 2001), for example, the proponent of the proposal submitted that 12 of 18 directors on Bank of America's board satisfied the proposal's definition of independence. The Staff nonetheless held that the proposal, which requested that the board take the necessary steps to ensure that the company's compensation committee be composed entirely of independent directors, was excludable because it was beyond the power of the board to implement.

The Proposal is substantially identical in its essentials to those cited above, asking the Company's Board to provide that the Company's "Nominating Committee" will be composed entirely of independent directors, and is substantially identical in the issue it raises regarding implementation. In order to implement the policy requested in the Proposal, the Board would have to ensure or require that directors who satisfy the criteria set forth in the Proposal be elected to the Company's Board. This is a matter which is beyond the power or authority of the Company's Board to implement and under North Carolina law is within the power of the Company's shareholders. Pursuant to Section 55-7-28 of the North Carolina Business Corporation Act and the Company's by-laws, the Company's directors are elected by the Company's shareholders. Because the

Board does not control who is elected as a director, it is not within the power of the Company's Board to guarantee or ensure the election of any particular person or type of person as a director, much less to require or ensure that a sufficient number of persons meeting certain specified criteria remain in service as directors in order, at any given moment, to fill a Nominating Committee with "independent directors" as defined in the Proposal.

The Company lacks the power to implement the Proposal, as noted above. Accordingly, the Company respectfully submits that the Proposal may be excluded from the Company's 2002 proxy materials pursuant to Rule 14a-8(i)(6) on this basis.

II. Rule 14a-8(i)(3) – The Proposal May Be Omitted Because It Contains Statements That Are False or Misleading.

Rule 14a-8(i)(3) provides that a registrant may omit a proposal and any statement in support thereof from its proxy statement and form of proxy if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary to make the statements therein not false or misleading."

The Proposal contains a number of such false or misleading statements which are enumerated below:

(1). . . "that the Company's Board of Directors adopt an Independent Board Nominating Committee Policy that provides for a transition to a Nominating Committee composed entirely of independent directors as Nominating Committee openings occur."

The committees of the Company's Board of Directors do not include a Nominating Committee. Instead, nominees for the Company's Board of Directors are considered by the Company's Corporate Governance Committee, which also has a number of other functions.

The other functions of the Corporate Governance Committee are summarized in the Company's 2001 Proxy Statement. Specifically, the Corporate Governance Committee considers matters related to corporate governance and formulates and periodically revises principles for board governance. It recommends to the Company's Board the size and composition of the Board of Directors within the limits set by the Company's articles of incorporation and by-laws. It also recommends potential successors to the office of Chief Executive Officer.

The Proposal acknowledges in its penultimate paragraph that the Company's Corporate Governance Committee oversees the director nominee process. The Proposal, however, nonetheless speaks in terms of a "Nominating Committee" and requests that the Company's Board "adopt an Independent Board Nominating Committee Policy" that provides for "a transition to a Nominating Committee composed entirely of independent directors as Nominating Committee openings occur."

This disconnect is not merely an inconsistency of language or terminology. Instead, it raises clear uncertainties regarding the substance of the Proposal upon which the Company's shareholders are to vote and how the Board is to implement the Proposal if adopted. Specifically, it is unclear whether the Proposal contemplates restructuring the Corporate Governance Committee so that an actual transition to a Nominating Committee, charged only with the task of nominating directors, is to occur, with another committee becoming responsible for the Corporate Governance Committee's other functions, or whether the Proposal is to be construed as equating the Corporate Governance Committee with the Nominating Committee that is mentioned in the Proposal, such that implementing the Proposal would entail guaranteeing that the Corporate Governance Committee be perpetually comprised of "independent directors." In the latter case, it is important to note that only directors satisfying the Proposal's definition of independence would then qualify to perform the additional functions (other than the function of nominating directors) of the Corporate Governance Committee, a consequence upon which the Company's shareholders would be voting but regarding which they would be unaware.

The Company's shareholders, in voting for or against the Proposal, and the Company's Board, in implementing the Proposal, if adopted, have a right and a need to know which of these alternatives applies.

(2) "The definition of 'independent' director . . . will ensure that those members of our Company's Nominating Committee will be totally independent of management and best able to undertake their responsibilities in developing an independent Board . . ."

The Proponent asserts that the definition of independent director in the Proposal will "ensure" a Nominating Committee that is "totally independent" of management. This statement is speculative opinion and is not based in fact. There are no grounds for asserting that the criteria that are set forth in the Proposal can "ensure" independence, nor that such independence will be total.

Indeed, there has been disagreement regarding which of numerous definitions of independence works in defining when a director is "independent." The Council of Institutional Investors ("CII"), for example, has noted on its website: "Independent directors do not invariably share a single set of qualities that are not shared by non-independent directors. Consequently no clear rule can unerringly describe and distinguish independent directors." In keeping with this reality, different organizations (e.g., CII, California Public Employees' Retirement System ("CALpers"), Teachers Insurance and Annuity Association—College Retirement Fund, AFL-CIO, Nasdaq,

AMEX) have forwarded different definitions. Some definitions, for example, define independence in terms of the absence of particular kinds of relationships *per se* with a company, while others focus on the absence of certain ties that could interfere with the director's loyalty to shareholders. The various definitions may also exclude directors from being independent directors if they have engaged in certain relationships with a company within a specified time frame. That time frame varies, however, from definition to definition (e.g., CII has a two-year time frame, Nasdaq and AMEX have a three-year time frame, while CALpers has a five-year time frame). Given these differences, the assertion in the Proposal that its definition will ensure total independence must be regarded as false and misleading.

The Proposal additionally asserts that the definition of independent director will ensure that the members of the Company's Nominating Committee will be best able to undertake "their responsibilities" in developing an independent Board. Neither the Corporate Governance Committee nor the directors who serve on it have any responsibility, whether under the Corporate Governance Committee's charter or by resolution of the Board, to develop an independent Board within the meaning of the Proposal. In effect, the Proposal contains, but does not present to shareholders for their approval or disapproval, a more far-reaching goal, which is to establish a Board of Directors that satisfies the Proposal's definition of independence. To imply that undertaking this goal is a "responsibility" of a committee of the Company's Board is false and misleading.

Since the Proposal is false and misleading with respect to the changes it advocates in committee structure—changes upon which the Company's shareholders would be voting and which the Company's Board would be charged to implement if the Proposal is adopted— and is also false and misleading with respect to the Proposal's definition of independent director and the duties with which the Corporate Governance Committee is charged, the Company respectfully submits that the Proposal is false and misleading, contrary to Rule 14a-9, and believes it may be properly omitted from the Company's 2002 proxy materials pursuant to Rule 14a-8(i)(3).

Recently, the Staff indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the staff may find it appropriate to grant relief without providing the proponent a chance to make revisions to the proposal and supporting statement. See Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). We urge the Staff to provide such relief here.

We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Company omits the Proposal from its proxy statement for its 2002 Annual Meeting of Shareholders for the reasons specified above. As required by Rule 14a-8(j), a copy of this letter, including the attached exhibit, is being mailed to the Proponent simultaneously with the sending of this letter to the Commission.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed self-addressed, stamped envelope. To meet the Company's projected preliminary proxy filing deadline and proxy printing schedule, I would appreciate receipt of the Staff's response on or before January 18, 2002.

Should you disagree with the conclusion in this letter, I respectfully request the opportunity to confer with you prior to the issuance of the Staff's response.

Please do not hesitate to call me at 704-383-8152 if you have any questions with respect to this matter.

Very truly yours,



Robert T. Lucas III

Enclosures

cc: Central Pension Fund of the IUOE
4115 Chesapeake Street, N.W.
Washington, D.C. 20016
Attn: Mr. Michael R. Fanning
Chief Executive Officer

Duke Energy Corporation
526 South Church Street
Charlotte, NC 28202

RESOLVED, that the shareholders of Duke Energy Corporation ("Company") hereby request that the Company's Board of Directors adopt an Independent Board Nominating Committee Policy that provides for a transition to a Nominating Committee composed entirely of independent directors as Nominating Committee openings occur. For purposes of this resolution, a director would not be considered independent if he or she is currently or during the past five years has been:

- Employed by the company or an affiliate in an executive capacity;
- Employed by a firm that is one of the Company's paid advisors or consultants;
- Employed by a significant customer or supplier;
- Employed by a tax-exempt organization that receives significant contributions from the Company;
- Paid by the Company pursuant to any personal services contract with the company;
- Serving in an executive capacity or as a director of a corporation on which the Company's chairman or chief executive officer is a board member; or
- Related to a member of management of the company

SUPPORTING STATEMENT

A board of director's nominating committee is charged with the role of selecting candidates for the corporation's board. The board of director's fulfills the vital function of hiring, monitoring, compensating, and when necessary, replacing senior management. It participates with and oversees management as it first develops and then executes the corporation's strategic plans.

The nominating committee performs the important task of seeking out, interviewing and ultimately recommending new board nominees that will stand for election by the shareholders. The board nominating committee should be composed entirely of directors independent of management who can take the necessary actions to seek, nominate, and present new director candidates to the shareholders. The definition of "independent" director advanced in the resolution will ensure that those members of our Company's Nominating Committee will be totally independent of management and best able to undertake their responsibilities in developing an independent Board focused on the Company's long-term success.

Implementation of this resolution would strengthen the process by which director nominees are selected at our Company. At present, our Company's Corporate Governance Committee oversees the director nominee process. This committee includes Mr. Richard B. Priory, Chairman of the Board, President and CEO, who does not meet the definition of independence included in this proposal.

As long-term shareholder, we urge your support of this important corporate governance reform that we believe will contribute to the Company's long-term success.

Exhibit B



RECEIVED
JAN 23 2002
ROBERT T. LUCAS III

CENTRAL PENSION FUND OF THE INTERNATIONAL UNION OF OPERATING ENGINEERS AND PARTICIPATING EMPLOYERS
4115 CHESAPEAKE STREET, NW, WASHINGTON, DC 20016-4665
202-362-1000 | FAX 202-364-2913

January 16, 2002

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20549

Rules 14a-8(i)(6) and 14a-8(i)(3)

Re: Duke Energy Corporation Shareholder Proposal (Central Pension Fund of the International Union of Operating Engineers and Participating Employers)

Dear Ladies and Gentlemen:

The undersigned is the Chief Executive Officer of the Central Pension Fund of the International Union of Operating Engineers and Participating Employers (Central Pension Fund). The Central Pension Fund is the beneficial shareholder of approximately 111,000 shares of stock in Duke Energy Corporation (hereafter the Registrant) and the sponsor of a shareholder proposal for consideration at the Registrant's next annual shareholders meeting, presently scheduled for April 25, 2002. We are in receipt of a copy of the Registrant's December 13, 2001 correspondence to your office, in which the Registrant has requested that you concur in their determination that the Central Pension Fund's proposal may be excluded from the 2002 proxy materials, pursuant to the provisions of Rules 14a-8(i)(6) and 14a-8(i)(3). For the reasons set forth below, we respectfully disagree with the Registrant's conclusions and request that the Commission not concur in the Registrant's decision to omit the Central Pension Fund's proposal from its 2002 proxy materials. We are enclosing six copies of this Opposition Statement pursuant to Rule 14a-8(d) and are also serving a copy on the Registrant's counsel via fax.

Registrant does not lack the power or authority to implement the Central Pension Fund's proposal, so it may not be excluded under Rule 14a-8(i)(6).

Registrant argues that the proposal impermissibly seeks to require specific criteria be met by directors who serve on a Nominating Committee, and that it lacks the power or authority to implement the proposal because Registrant "...cannot guarantee the election of "independent directors" as defined in Proposal and cannot ensure that a committee of the Company's Board may be composed only of "independent directors" within the meaning of the proposal."

Registrant cites numerous cases in support of this proposition, claiming that our proposal is **"substantially identical"** to proposals that the Staff, in a long line of no-action letters, has permitted companies to exclude." (emphasis added)[1] The cases cited by the Registrant in support of its argument are generally distinguishable.

With one minor exception to be addressed shortly, these cases all discuss shareholder proposals requiring the companies to maintain independent boards of directors. Our proposal requests that Registrant's board adopt a policy that provides for a transition to an independent committee.

Registrant's board clearly has authority to establish such a policy. Unlike the cases cited by the Registrant, our proposal asks that the Board use its power to establish a policy that will create a process for creating a transition to the goal--an independent committee. All the proposals cited by the Registrant - in contrast - sought Registrant to ensure their key committees were independent.

Once case cited by the Registrant did address the situation in which the shareholder proposal sought adoption of a policy. That case was Marriott and it involved one of three shareholder proposals concerning director independence. That proposal provided as follows:

> RESOLVED, that the shareholders of Marriott International, Inc. ("Company") hereby request that the Company's Board of Directors adopt a policy ***requiring*** that at least two-thirds of the members of the Board be "independent" directors. (emphasis added)

In contrast our proposal to the Registrant:

> RESOLVED, that the shareholders of Duke Energy Corporation ("Company") hereby request that the Company's Board of Directors adopt an Independent Board Nominating Committee Policy that provides for a

[1] We emphasize the Registrant's wordplay that the proposals are "substantially identical" to comment on the irony that the Registrant's entire argument relies on the highly technical, legalistic argument that the board of directors has no power over whom shareholders elect to the board. In practice the board nominates nominees to the Board, shareholders rarely, if ever, suggest nominees and when they do, the Registrant will review them without nominating them, and then the nominees run unopposed for the Board. Of course, these management-sponsored nominees then get elected to the Board.

> transition to a Nominating Committee composed entirely of independent directors as Nominating Committee openings occur.

Before we distinguish the proposals, we note that in Marriott the Registrant did not distinguish between the two shareholder proposals requesting the Registrant to ensure all independent directors on two of its key committees and the proposal requesting it adopt a policy requiring two-thirds of its board be independent. We respectfully submit that the Staff may simply have overlooked this distinction and thus Marriott may not even stand for the proposition for which it is cited.

Nevertheless, the case is easily distinguished. The proposal in Marriott sought a policy that *required* at least two-thirds of the Board be independent. Marriott argued, and the Staff agreed, that it lacked the power to ensure that objective was met, for shareholders might not elect sufficient independent directors. Unlike our proposal, the proposal did not provide for any transition to this level of independence. Further, the wording of our proposal implicitly acknowledges that an entirely independent committee is a goal, which may or not be achieved. Consider the type of policy the Registrant's board has the power to adopt which would comply with our proposal. For instance, Registrant's board of directors could establish the following policy:

> Duke's Board of Directors will implement a transitional plan with the goal of achieving a Nominating Committee composed of independent directors so long as Duke's shareholders have elected an adequate number of directors qualifying as independent and Duke's Board believes these individuals are well qualified to serve as members of the Nominating Committee. In furtherance of this policy, Duke's Nominating Committee will make a concerted effort to nominate a sufficient number of nominees that qualify as independent to ensure an adequate pool of independent directors be available to serve on the Board. At the same time, Duke's Board and Nominating Committee acknowledge that shareholders also have the right to suggest nominees to the Board and in its consideration of those individuals it will give consideration to their independence. Further, Duke's Board acknowledges that shareholders may not elect its nominees, in which case it may be unable to ensure sufficient independent directors are available to serve on the Nominating Committee.

We hasten to add that we are not suggesting Registrant adopt this policy versus some other of its choosing. Rather, the above-policy simply demonstrates that Registrant's board does readily have the power to implement the proposal.

Furthermore, the language of our proposal was modeled after the language specifically endorsed by the SEC Division of Corporate Finance in its Staff Legal Bulletin No. 14 concerning Shareholder Proposals. In this bulletin the Staff noted that differing language in proposals may result in different responses from the Staff to no-action requests. In the case of PG&E Corporation, the proposal read as follows:

> Adopt a bylaw that independent directors are appointed for all future openings on the audit, compensation and nominating committees.

In the case of General Motors Corporation the proposal stated:

> Adopt a bylaw requiring a *transition to* independent directors for each seat on the audit, compensation and nominating committees as openings occur.

We note that the emphasis on "transition to" was provided by the SEC staff. In framing our proposal, we believed we had found a safe harbor by relying on the language of our proposal requesting a transition to an independent nominating committee.

Most important, we believe that the shareholder proposal process should not become a contest to determine whether corporations and their counsel, on one side, or shareholders, on the other, are most adept at advancing legalistic, technical arguments. We concede shareholders would lose such a contest. However, the shareholder proposal process is properly a means for shareholders to advance legitimate issues of vital concern to corporations and their shareholders. Over the years, dozens of shareholder proposals addressing board independence have been included in proxy statements and have had positive effects. As discussed below, the SEC has long recognized that the independence of directors is an issue of vital importance.

It is well established that companies can be required to maintain board committees comprised of independent directors. For example, the New York Stock Exchange, the National Association of Securities Dealers, and the American Stock Exchange all recently revised their rules to require that listed companies maintain an audit committee comprised of three independent directors. The SEC approved these rule changes. See Final Rule: Audit Committee Disclosure, Securities and Exchange Commission, 17 CFR Parts 210, 228, 229 and 240 [Release No. 34-42266; File No. S7-22-99], effective date January 31, 2000, at notes 17, 27. In this Release the SEC stated in pertinent part:

> As early as 1940, the Commission encouraged the use of audit committees composed of independent directors. As the Commission staff

> stated in a report to Congress in 1978, "[i]f the [audit] committee has members with vested interests related to those of management, the audit committee probably cannot function effectively. In some instances this may be worse than having no audit committee at all by creating the appearance of an effective body while lacking the substance."[63] Further, as the Blue Ribbon Committee noted, "...common sense dictates that a director without any financial, family, or other material personal ties to management is more likely to be able to evaluate objectively the propriety of management's accounting, internal control and reporting practices."[64]
>
> As noted in the Proposing Release, because of the importance of having an audit committee that is comprised of independent directors,[65] we believe that shareholders should know about the independence of the members. We believe that the new disclosures will accomplish that goal....
>
> In addition, companies, including small business issuers, whose securities are listed on the NYSE or AMEX or quoted on NASDAQ, must disclose whether the audit committee members are independent, as defined in the applicable listing standards.[66]

In light of the foregoing, one must ask why the Registrant could not implement the policy sought via the shareholder proposal pertaining to a Nominating Committee, when the NYSE requires such independence on the part of its Audit Committee?

The Central Pension Fund's supporting statements do not contain false or misleading statements, within the meaning of Rule 14a-(i)(3).

The Registrant further contends that the Central Pension Fund's supporting statement should be considered false and misleading, largely based upon Registrant's contention that the definition of independent in the proposal is vague and indefinite. The Registrant further argues that its Board of Directors does not have a Nominating Committee, but rather a Corporate Governance Committee. According to the Registrant, the Corporate Governance Committee selects nominees and performs other functions and it is unclear whether the Central Pension Fund's proposal would seek to restructure this Committee. The Central Pension Fund would respectfully submit that both arguments on the part of Registrant are totally lacking in merit.

The Central Pension Fund's proposal clearly sets forth specific criteria for determining independence. The fact that varying institutions as discussed in Registrant's no action request letter, have reached different definitions of independence does not change this fact. Clearly, the Central Pension Fund has made its judgement as to what criteria could be used to determine independence and it is these criteria which we seek to have adopted as a matter of policy.

As to Registrant's objection to our argument that the definition of independent director, as set forth in the Proposal will "ensure" that members of a Nominating Committee will be best able to undertake "their responsibilities", we have no objection to reframing our supporting statement to reflect that it is our opinion and belief.

As to the Registrant's argument predicated upon the fact the Board of Directors presently does not have a Nominating Committee but rather a Corporate Governance Committee, we believe our proposal is once again clear and unambiguous. We are seeking establishment of a policy which would require the establishment of a Nominating Committee and furthermore, provide for an orderly transition to that Nominating Committee, such that it would be composed entirely of independent directors, as otherwise defined in the proposal. We find nothing ambiguous about our proposal in this regard. Clearly, the shareholder proposal and supporting statement reflects our judgment, that the current Corporate Governance Committee does not adequately perform the function of a Nominating Committee, since it is not currently comprised of independent directors, as defined in our proposal, nor is there any policy in effect to change this fact.

Conclusion

For the reason set forth above, the Central Pension Fund respectfully requests that the Commission not concur in the Registrant's decision to omit the Central Pension Fund's proposal from its 2002 proxy materials. The importance of having independent directors on key committees has long been recognized by the SEC. Moreover, recent events such as those at Enron Corporation serve as reminders of the need for such independence, in order to protect the interests of shareholders and employees alike.

Sincerely,



Michael R. Fanning
Chief Executive Officer

MRF/ng

Enclosures
cc: Robert T. Lucas, III
Associate General Counsel
Duke Energy Corporation
526 South Church St.
Charlotte, NC 28202

P.01

TRANSACTION REPORT

JAN-17-2002 THU 10:55 AM

DATE	START	RECEIVER	TX TIME(L)	PAGES	TYPE	NOTE	M#	DP
JAN-17	10:53 AM	17043823814	1'52"(1)	8	SEND	OK	262	

TOTAL : 1M 52S PAGES: 8

Destination *Phone* Number:

Company: Duke Energy Corp.

From: Michael Fanning, CEO - CPF

Subject:

Number of Pages (Including Cover): 8

Notes:


executive Express

Executive Express

Sheraton Bal Harbour Beach Resort
9701 Collins Avenue
Bal Harbour, FL 33154

(305) 865-7511 ext.3289
Fax: (305) 864-2601

facsimile cover page

Date: JANUARY 17, 2002 Time: 10:45Am.

Sent to: ROBERT T. LUCAS III

Destination ***Fax*** Number: (704) 382-3814

Destination ***Phone*** Number:

Company: DUKE ENERGY CORP.

From: MICHAEL FANNING, CEO -CPF

Subject:

Number of Pages (Including Cover): 8

Notes:

RESOLVED, that the shareholders of Duke Energy Corporation ("Company") hereby request that the Company's Board of Directors adopt an Independent Board Nominating Committee Policy that provides for a transition to a Nominating Committee composed entirely of independent directors as Nominating Committee openings occur. For purposes of this resolution, a director would not be considered independent if he or she is currently or during the past five years has been:

- Employed by the company or an affiliate in an executive capacity;
- Employed by a firm that is one of the Company's paid advisors or consultants;
- Employed by a significant customer or supplier;
- Employed by a tax-exempt organization that receives significant contributions from the Company;
- Paid by the Company pursuant to any personal services contract with the company;
- Serving in an executive capacity or as a director of a corporation on which the Company's chairman or chief executive officer is a board member; or
- Related to a member of management of the company

SUPPORTING STATEMENT

A board of director's nominating committee is charged with the role of selecting candidates for the corporation's board. The board of director's fulfills the vital function of hiring, monitoring, compensating, and when necessary, replacing senior management. It participates with and oversees management as it first develops and then executes the corporation's strategic plans.

The nominating committee performs the important task of seeking out, interviewing and ultimately recommending new board nominees that will stand for election by the shareholders. The board nominating committee should be composed entirely of directors independent of management who can take the necessary actions to seek, nominate, and present new director candidates to the shareholders. The definition of "independent" director advanced in the resolution will ensure that those members of our Company's Nominating Committee will be totally independent of management and best able to undertake their responsibilities in developing an independent Board focused on the Company's long-term success.

Implementation of this resolution would strengthen the process by which director nominees are selected at our Company. At present, our Company's Corporate Governance Committee oversees the director nominee process. This committee includes Mr. Richard B. Priory, Chairman of the Board, President and CEO, who does not meet the definition of independence included in this proposal.

As long-term shareholder, we urge your support of this important corporate governance reform that we believe will contribute to the Company's long-term success.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 8, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Duke Energy Corporation
Incoming letter dated December 13, 2001

The proposal requests that Duke Energy adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur.

There appears to be some basis for your view that Duke Energy may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. In this regard, we note that the proposal calls for the creation of a nominating committee but does not adequately disclose this in the proposal and supporting statement. Accordingly, we will not recommend enforcement action to the Commission if Duke Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission on which Duke Energy relies.

Sincerely,



Grace K. Lee
Attorney-Advisor